UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-8B25

APPLICATION FOR EXTENSION OF TIME

HELIOS ADVANTAGE INCOME FUND, INC.

(Exact name of registrant as specified in its charter)

Maryland	811-21631	77-0650061
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Three World Financial Center 200 Vesey Street, 10th Floor New York, New York (Address of principal executive offices)		10281-1010 (Zip Code)

(800) 497-3746

(Registrant’s telephone number, including area code)

Part I – Rule 8b-25

Helios Advantage Income Fund, Inc. (the “Fund”) files this Application for Extension of Time pursuant to Rule 8b-25 under the Investment Company Act of 1940, as amended (the “Investment Company Act”) (17 CFR 270.8b-25), respectfully requesting that the date for the timely filing of its Annual Report for the fiscal year ended March 31, 2010 on Form N-CSR (“Form N-CSR”), which is filed pursuant to Rule 30b2-1 under the Investment Company Act, be extended from June 10, 2010 to August 9, 2010 as provided in Rule 8b-25.

Background

On April 7, 2010, after an investigation by the Division of Enforcement, the Securities and Exchange Commission (“Commission”) issued an order (“Order”) instituting administrative and cease-and-desist proceedings (the “Administrative Proceeding”) pursuant to the federal securities laws and the Commission’s rules of practice against Morgan Asset Management, Inc. (“Morgan Asset”), Morgan Keegan & Company, Inc., James C. Kelsoe, Jr. and Joseph Thompson Weller, CPA (collectively, “Respondents”). As background, prior to July 29, 2008, Morgan Asset served as investment adviser to the Fund. Effective July 29, 2008, Brookfield Investment Management Inc., a registered investment adviser and wholly-owned subsidiary of Brookfield Asset Management Inc., became the investment adviser to the Fund.

If certain allegations in the Order against the Respondents are found to be true at the conclusion of the Administrative Proceeding or otherwise, the financial statements and financial highlights for the Fund’s four fiscal years ended March 31, 2009, March 31, 2008, March 31, 2007 and March 31, 2006 may be impacted. The Fund is currently undertaking an investigation of the underlying allegations in the Order. It is unclear at this time, however, whether the Fund’s financial statements and financial highlights covering these fiscal periods are impacted and, if so, whether the impact is material.

By correspondence dated May 27, 2010, PricewaterhouseCoopers LLP (“PwC”), the Fund’s independent registered public accounting firm for the fiscal years ended March 31, 2008, 2007 and 2006, informed the Fund that PwC’s audit reports dated May 29, 2008, May 21, 2007 and May 22, 2006, on the Fund’s financial statements should no longer be relied upon. Certain of the Fund’s authorized officers have discussed the foregoing matters with PwC.

In addition, by correspondence dated May 28, 2010, BBD, LLP (“BBD”), the Fund’s independent registered public accounting firm for the six-month period ended September 30, 2008 and the fiscal year ended March 31, 2009, informed the Fund that BBD’s audit reports dated November 26, 2008 and May 28, 2009, on the Fund’s financial statements should no longer be relied upon in view of PwC’s May 27, 2010 correspondence regarding non-reliance on its previously issued audit reports because BBD relied upon PwC’s audit report on the March 31, 2008 financial statements. The Fund’s Audit Committee, Board of Directors and authorized officers have discussed the foregoing matters with BBD.

Based upon the actions of PwC and BBD, the financial statements and financial highlights covering these fiscal periods should not be relied upon until such time that the Fund’s investigation of the underlying allegations in the Order has been completed and the issues surrounding the audit reports have been resolved.

Form 8-K Filings

In view of the foregoing, the Fund filed with the Commission Current Reports on Form 8-K pursuant to Items 2.02 (Results of Operations and Financial Condition) and 4.02 (Non-Reliance on Previously Issued Financial Statement or a Related Audit Report or Completed Interim Review) on June 1, 2010 and June 4, 2010. The Form 8-K filed on June 1, 2010 contained the disclosure provided above under the heading “Background” pursuant to Item 4.02 of Form 8-K, and the Fund issued a corresponding press release announcing the same.

On June 3, 2010, after the close of trading on the New York Stock Exchange, the Fund issued a press release announcing that its audited financial statements for the fiscal year ended March 31, 2010 have been filed as an exhibit to a Current Report on Form 8-K, and made available on the Fund’s website. Copies of the Fund’s audited financial statements for the fiscal year ended March 31, 2010 and the corresponding press release were attached to the Current Report on Form 8-K that was filed with the Commission on June 4, 2010. The information that was provided in the Form 8-K filed on June 4, 2010 pursuant to Item 2.02, including the audited financial statements for the fiscal year ended March 31, 2010 and the corresponding press release, were furnished by the Fund and were not to be deemed “filed” for purposes of (i) Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of such section; or (ii) the Investment Company Act and the rules thereunder.

Request for Extension

Rule 30b2-1 under the Investment Company Act requires that registered management investment companies file a report on Form N-CSR not later than 10 days after the transmission to stockholders of any report that is required to be transmitted to stockholders under Rule 30e-1. Rule 30e-1 under the Investment Company Act requires that registered management investment companies transmit to stockholders of record, at least semi-annually, a report containing the information required to be included in such reports by the company’s registration form under the Investment Company Act, which shall be mailed within 60 days after the close of the period for which such report is being made.

The Fund’s most recent fiscal year ended March 31, 2010. As a result of the non-reliance on the previously issued audit reports of PwC and BBD, the Fund has determined to delay mailing of its 2010 Annual Report and filing the Form N-CSR with the Commission pending further consideration of prior fiscal year information.

Rule 8b-25 under the Investment Company Act permits a registered investment company to file an application for an extension of time if it is impractical to furnish a required report. The facts and circumstances described above indicate that it is impractical for the Fund to furnish the Form N-CSR by June 10, 2010. Further, the Fund believes that the requested relief is consistent with the policies and purposes of the Investment Company Act as well as the protection of investors.

Part II – Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Steven M. Pires	(212)	549-8381
(Name)	(Area Code)	(Telephone Number)

SIGNATURES

    The registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

HELIOS ADVANTAGE INCOME FUND, INC.

By:	/s/ Steven M. Pires
Steven M. Pires
Treasurer

Date: June	10, 2010